Craig Mulholland

Company Secretary

Telecom Corporation of New Zealand Limited

Level 10, Telecom House

8 Hereford Street

Private Bag 92-028

Auckland

New Zealand

Direct Dial: +64 9 359 6143

Direct Fax: +64 9 303 3430

14 April 2010

Attention: Mr Larry Spirgel

c/ Mr Dean Suehiro

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE. Mail Stop 3720

Washington, D.C. 20549

Re: Telecom Corporation of New Zealand Limited - Form 20-F for the fiscal year ended June 30, 2009 - File No. 1-10798

Dear Mr Spirgel

This letter is further to our initial response to your comment letter dated 29 January 2010 to Dr. Paul Reynolds regarding the Staff’s review of the above referenced Form 20-F of Telecom Corporation of New Zealand Limited (“Telecom”) and the subsequent dialogue between the SEC Staff and Telecom regarding comment #6 which relates to Telecom’s investment in Hutchison.

Following our dialogue with the SEC Staff relating to our early adoption of Part 1 of IFRS 9, we are pleased to advise that Telecom will retrospectively apply Part 1 of IFRS 9 in relation to its investment in Hutchison. Telecom’s auditors, KPMG, also concur that retrospective application is permissible.

Telecom will therefore retrospectively apply Part 1 of IFRS 9 in its Q3 Fiscal 2010 results that will be announced in May 2010 and in our Fiscal 2010 annual report filed under a Form 20-F.

We would appreciate it if the SEC Staff could confirm they concur with Telecom retrospectively applying Part 1 of IFRS 9 and that this will enable the SEC’s current review process to be closed.

Yours truly,

/s/ Craig Mulholland
Craig Mulholland
Company Secretary

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